UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: July 17, 2007

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)
Date: July 17, 2007	By:	/s/ Karen L. Dunfee
Karen L. Dunfee Corporate Secretary

EXTERNAL NEWS RELEASE

07-22-TC

For Immediate Release:	July 17, 2007

TECK COMINCO MAILS OFFER TO AUR SHAREHOLDERS

Vancouver, July 17, 2007 - Teck Cominco Limited (TSX – TCK.A; TCK.B; NYSE – TCK) announced today that it has filed with Canadian and United States securities regulators formal offer documents for its $41 per share offer to acquire all of the outstanding shares of Aur Resources Inc. on the terms set out in its July 3, 2007 announcement. The offer documents are being mailed today to shareholders and optionholders of Aur. The offer expires at midnight (Vancouver time) on August 21, 2007.

Teck Cominco’s takeover bid circular and Aur’s directors’ circular, reflecting the unanimous recommendation of the Aur Board of Directors that Aur shareholders accept the offer, will be available on SEDAR and Edgar and at www.teckcominco.com.

About Teck Cominco

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

Important Notice

This press release may be deemed to be solicitation material in respect of Teck Cominco’s exchange offer for the shares of Aur Resources Inc. Teck Cominco has filed a Registration Statement on Form F-8 (containing an offer to purchase and a share exchange takeover bid circular) with the United States Securities and Exchange Commission (“SEC”). Teck Cominco, if required, will file other documents regarding the tender offer with the SEC.

Investors and shareholders are urged to read the takeover bid circular, Registration Statement, and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the offer for Aur Resources shares. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L9, Attention: Corporate Secretary, by telephone to (604) 687-1117, or by e-mail to: info@teckcominco.com.

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

(604) 685-3005

greg.waller@teckcominco.com